For immediate release
                P&O Princess Cruises plc
            Response to Carnival Corporation

                      31 July 2002

P&O Princess Cruises plc ("P&O Princess") notes the publication today by Carnival Corporation ("Carnival") of a letter received from Carnival dated 24 July 2002. P&O
Princess  wrote to Carnival in response on 26 July  2002.
The full text of that reply is set out below:

"The Board of Directors
Carnival Corporation
Carnival Place
3655 N.W. 87 Avenue
Miami, Florida 33178-2428
United States

For the attention of Micky Arison

26 July 2002

Dear Micky,

Thank you for your letter of 24 July.

We  are  mindful of the rights and obligations  of  Royal
Caribbean and P&O Princess under our agreement, and of the interests of P&O Princess shareholders. Under the terms of our agreement with Royal Caribbean, we are not in a position to meet with you.

Yours sincerely


Peter Ratcliffe
Chief Executive Officer"


ENQUIRIES

P&O Princess
+44 (0) 20 7805 1200
Caroline Keppel-Palmer
+44 (0) 7730 732015

Brunswick
+44(0) 20 7404 5959
John Sunnucks



The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O
Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.